Exhibit 99.2

Responsibility for the Annual Report

Novelis’ management is responsible for the preparation, integrity and fair presentation of the financial statements and other information in the Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include, where appropriate, estimates based on the best judgment of management. Financial and operating data elsewhere in the Annual Report are consistent with that contained in the accompanying financial statements.

Novelis’ policy is to maintain systems of internal accounting, administrative and disclosure controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate and reliable and that Group assets are adequately accounted for and safeguarded. The Board of Directors oversees the Group’s systems of internal accounting, administrative and disclosure controls through its Audit Committee, which is comprised of directors who are not employees. The Audit Committee meets regularly with representatives of the Group’s independent auditors and management, including internal audit staff, to satisfy themselves that Novelis’ policy is being followed. The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent auditors.

The financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, approved by the Board of Directors. In addition, the financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided below.

/s/ Brian W. Sturgell BRIAN W. STURGELL President and Chief Executive Officer March 30, 2005	/s/ Geoffrey P. Batt GEOFFREY P. BATT Senior Vice-President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Novelis Inc.:

In our opinion, the accompanying combined balance sheets and related combined statements of income, invested equity and cash flows present fairly, in all material respects, the financial position of the Novelis Group as described in Note 1, at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Novelis Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Montreal, Quebec, Canada

March 24, 2005

The Novelis Group

COMBINED STATEMENT OF INCOME
Year ended December 31
(in millions of US$, except per share amounts)

	2004	2003	2002

Sales and operating revenues
– third parties	7,305	5,749	5,456
– related parties (NOTE 11)	450	472	437

	7,755	6,221	5,893

Costs and expenses
Cost of sales and operating expenses, excluding depreciation and amortization noted below
– third parties	6,453	5,046	4,797
– related parties (NOTE 11)	403	436	411
Depreciation and amortization (NOTE 7)	246	222	211
Selling, general and administrative expenses	268	211	183
Research and development expenses
– third parties	20	18	18
– related parties (NOTE 11)	38	44	49
Interest
– third parties	41	21	20
– related parties (NOTE 11)	33	19	22
Other expenses (income) – net (NOTE 14)
– third parties	84	84	24
– related parties (NOTE 11)	(56)	(84)	22

	7,530	6,017	5,757

Income before income taxes and other items	225	204	136
Income taxes (NOTE 9)	166	50	77

Income before other items	59	154	59
Equity income (NOTE 10)	6	6	8
Minority interests	(10)	(3)	8

Income before cumulative effect of accounting change	55	157	75
Cumulative effect of accounting change, net of income taxes of nil (NOTES 4 AND 7)	–	–	(84)

Net income (Loss)	55	157	(9)

Earnings (Loss) per share (NOTE 5)
Basic
Income before cumulative effect of accounting change	0.74	2.12	1.01
Cumulative effect of accounting change	–	–	(1.13)

Net income (Loss) per share – basic	0.74	2.12	(0.12)

Diluted
Income before cumulative effect of accounting change	0.74	2.11	1.00
Cumulative effect of accounting change	–	–	(1.13)

Net income (Loss) per share – diluted	0.74	2.11	(0.13)

The accompanying notes are an integral part of the financial statements.

The Novelis Group

COMBINED BALANCE SHEET
As at December 31
(in millions of US$)

	2004	2003

ASSETS
Current assets
Cash and time deposits	31	27
Trade receivables (net of allowances of $33 in 2004 and $30 in 2003)
– third parties (NOTE 12)	710	558
– related parties (NOTE 11)	87	163
Other receivables
– third parties	118	97
– related parties (NOTES 11 AND 13)	846	1,167
Inventories
Aluminum	1,081	867
Raw materials	20	14
Other supplies	125	99

	1,226	980

Total current assets	3,018	2,992

Deferred charges and other assets (NOTE 15)	193	196
Long-term receivables from related parties (NOTE 11)	104	614
Property, plant and equipment (NOTE 16)
Cost (excluding construction work in progress)	5,506	5,218
Construction work in progress	112	129
Accumulated depreciation	(3,270)	(2,928)

	2,348	2,419

Intangible assets (net of accumulated amortization of $9 in 2004 and $6 in 2003) (NOTE 7)	35	26
Goodwill (NOTE 7)	256	69

Total assets	5,954	6,316

LIABILITIES AND INVESTED EQUITY
Current liabilities
Payables and accrued liabilities
– third parties	859	802
– related parties (NOTE 11)	401	286
Short-term borrowings
– third parties	229	900
– related parties (NOTE 11)	312	64
Debt maturing within one year (NOTE 18)
– third parties	1	132
– related parties (NOTE 11)	290	10

Total current liabilities	2,092	2,194

Debt not maturing within one year (NOTES 18 AND 22)
– third parties	139	506
– related parties (NOTE 11)	2,307	1,011
Deferred credits and other liabilities (NOTE 17)	472	362
Deferred income taxes (NOTE 9)	249	152
Minority interests	140	117
Invested equity
Owner’s net investment	467	1,890
Accumulated other comprehensive income	88	84

	555	1,974

Commitments and contingencies (NOTE 20)

Total liabilities and invested equity	5,954	6,316

The accompanying notes are an integral part of the financial statements.

Approved by the Board

/s/ Brian W. Sturgell BRIAN W. STURGELL Director	/s/ Suzanne Labarge SUZANNE LABARGE Director

The Novelis Group

COMBINED STATEMENT OF CASH FLOWS
Year ended December 31
(in millions of US$)

	2004	2003	2002

OPERATING ACTIVITIES
Net income (Loss)	55	157	(9)
Adjustments to determine cash from operating activities:
Cumulative effect of accounting change	–	–	84
Depreciation and amortization	246	222	211
Deferred income taxes	97	(20)	(1)
Equity income	(6)	(6)	(8)
Asset impairment provisions	75	4	19
Stock option compensation	2	2	2
Loss (Gain) on sales of businesses and investment – net	–	(25)	4
Change in operating working capital
Change in receivables
– third parties	(112)	6	40
– related parties	28	101	(11)
Change in inventories	(145)	(18)	63
Change in payables and accrued liabilities
– third parties	(42)	18	142
– related parties	64	(24)	(92)
Change in deferred charges and other assets	(9)	(28)	(59)
Change in deferred credits and other liabilities	(14)	48	37
Other – net	(15)	7	(12)

Cash from operating activities	224	444	410

FINANCING ACTIVITIES
Proceeds from issuance of new debt
– third parties	575	500	105
– related parties	1,561	471	–
Debt repayments
– third parties	(993)	–	–
– related parties	(5)	–	(50)
Short-term borrowings – net
– third parties	(774)	577	(75)
– related parties	221	(29)	(66)
Dividends – minority interest	(4)	–	(2)
Net payments to Alcan	(1,512)	(592)	(153)

Cash from (used for) financing activities	(931)	927	(241)

INVESTMENT ACTIVITIES
Purchase of property, plant and equipment	(165)	(189)	(179)
Business acquisitions, net of cash and time deposits acquired	–	(11)	–
Proceeds from disposal of businesses, investments and other assets, net of cash	1	33	24
Change in loans receivable – related parties	874	(1,210)	(2)

Cash from (used for) investment activities	710	(1,377)	(157)

Effect of exchange rate changes on cash and time deposits	1	2	2

Increase (Decrease) in cash and time deposits	4	(4)	14
Cash and time deposits – beginning of year	27	31	17

Cash and time deposits – end of year	31	27	31

The accompanying notes are an integral part of the financial statements.

The Novelis Group

COMBINED STATEMENT OF INVESTED EQUITY
Year ended December 31
(in millions of US$)

			Accumulated Other
	Comprehensive	Owner’s Net	Comprehensive		Total Invested
	Income (Loss)	Investment	Income (Loss)		Equity

Balance at end of 2001		2,376	(142)		2,234
Net Loss – 2002	(9)	(9)			(9)
Other comprehensive income:
Net change in deferred translation adjustments	129
Net change in minimum pension liability – net of taxes of $4	(6)		123		123

Comprehensive income	114

Transfers (to)/from Alcan – net*		(167)			(167)

Balance at end of 2002		2,200	(19	) a	2,181
Net income – 2003	157	157			157
Other comprehensive income:
Net change in deferred translation adjustments	102
Net change in minimum pension liability – net of taxes of ($3)	1		103		103

Comprehensive income	260

Transfers (to)/from Alcan – net*		(467)			(467)

Balance at end of 2003		1,890	84	b	1,974
Net income – 2004	55	55			55
Other comprehensive income:
Net change in deferred translation adjustments	30
Net change in minimum pension liability – net of taxes of $15	(26)		4		4

Comprehensive income	59

Transfers (to)/from Alcan – net*		(1,478)			(1,478)

Balance at end of 2004		467	88	c	555

*	Refer to note 2 – Basis of Presentation – Cash Management for discussion of these amounts.

a.	Comprised of deferred translation adjustments of ($12) and minimum pension liability of ($7).
b.	Comprised of deferred translation adjustments of $90 and minimum pension liability of ($6).
c.	Comprised of deferred translation adjustments of $120 and minimum pension liability of ($32).

The accompanying notes are an integral part of the financial statements.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

1.	NATURE OF OPERATIONS

On May 18, 2004, Alcan Inc. (Alcan) announced its intention to separate its rolled products business into a separate company and to pursue a spin-off of that business to its shareholders. The rolled products businesses were managed under two separate operating segments within Alcan, Rolled Products Americas and Asia and Rolled Products Europe. Alcan and its subsidiaries contributed and on January 6, 2005, transferred to a new public company, Novelis Inc. (the Company or Novelis), substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan’s alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe, as their end-use markets and customers are more similar to those of Novelis. Included within the Group are the assets, liabilities and operations relating to the portions of the Sierre and Neuhausen facilities transferred to the Group, and comprising certain assets and liabilities of the automotive and other aluminum rolled products businesses relating to the sales and marketing output of the Sierre North Building as well as various laboratory and testing equipment used in the aluminum rolling sheet business in Neuhausen. These businesses formed the Novelis Group (the Group) prior to the spin-off on January 6, 2005. Novelis, which was formed on September 21, 2004, acquired the Novelis Group businesses on January 6, 2005, through the reorganization transactions described above.

On January 6, 2005, the spin-off occurred following the approval by Alcan’s Board of Directors and shareholders, and the receipt of other required legal and regulatory approvals. Alcan shareholders received one Novelis common share for every five Alcan common shares held. Common shares of Novelis began trading on a “when issued” basis on the Toronto (TSX) and New York (NYSE) stock exchanges on January 6, 2005, with a distribution record date of January 11, 2005. “Regular Way” trading began on the TSX on January 7, 2005, and on the NYSE on January 19, 2005.

The Novelis Group excludes the aluminum rolled products businesses that were retained by Alcan that consist primarily of: (1) facilities in Singen, Germany and a portion of the plant located in Sierre, Switzerland discussed below; (2) the Neuf-Brisach and Ravenswood facilities acquired in connection with the Pechiney acquisition; and (3) facilities acquired in connection with the Pechiney acquisition that produce plate and aerospace products and which have been attributed to Alcan’s Engineered Products operating segments. The Singen plant in Germany supplies three operating segments within Alcan, Rolled Products Europe, Engineered Products and Packaging. The products sold by the Singen rolled products operations are used primarily as raw materials for the Engineered Products and Packaging segments and therefore, the entire facility remains with Alcan. Also, the Sierre plant in Switzerland forms part of two operating segments, Engineered Products in addition to Rolled Products Europe. A portion of the Sierre plant that manufactures plate products remains with Alcan as Novelis has entered into a non-competition agreement with Alcan with respect to these products. The Neuf-Brisach rolling facility in France remained with Alcan in order to meet the European regulatory requirement for the separation of Neuf-Brisach and the AluNorf/Göttingen/Nachterstedt rolling facilities in Germany, which were transferred to the Company. Alcan also retained the Ravenswood, West Virginia, rolling mill, consistent with the requirements of the U.S. Department of Justice’s (DOJ) divestiture order relating to an overlap in a non-aerospace related product line with the Oswego, New York, rolling mill, which was transferred to the Company.

The Group produces aluminum sheet and light gauge products where the end-use destination of the products includes the construction and industrial, beverage and food cans, foil products and transportation markets. The Group operates in four continents, North America, South America, Asia and Europe through 37 operating plants and three research facilities in 12 countries. In addition to aluminum rolled products plants, the Group’s South American businesses include bauxite mining, aluminum refining and smelting facilities that are integrated with the rolling plants in Brazil.

Agreements between Novelis and Alcan

Novelis has entered into various agreements with Alcan for the use of transitional and technical services, the supply of Alcan’s metal and alumina, the licensing of certain of Alcan’s patents, trademarks and other intellectual property rights, and the use of certain buildings, machinery and equipment, technology and employees at certain facilities retained by Alcan, but required in Novelis’ business.

2.	BASIS OF PRESENTATION

The combined financial statements are presented using accounting principles generally accepted in the United States of America (U.S. GAAP) and have been derived from the accounting records of Alcan using the historical results of operations and historical basis of assets and liabilities of the businesses comprising the Group. The Group has elected to use the U.S. dollar as its reporting currency. Management believes the assumptions underlying the combined financial statements, including the allocations described below, are reasonable. However, the combined financial statements included herein may not necessarily reflect the Group’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Group been a stand-alone company during the periods

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

2.	BASIS OF PRESENTATION (cont’d)

presented. As these financial statements represent a portion of the businesses of Alcan which do not constitute a separate legal entity, the net assets of the Group have been presented as Owner’s net investment in the Group. Alcan’s investment in the Group includes the accumulated earnings of the Group as well as cash transfers related to cash management functions performed by Alcan.

The combined financial statements include allocations of certain Alcan expenses, assets and liabilities, including the items described below.

General Corporate Expenses

Alcan has allocated general corporate expenses to the Group based on average head count and capital employed. Capital employed represents total assets less Payables and accrued liabilities and Deferred credits and other liabilities. These allocations are reflected in Selling, general and administrative expenses in the combined statement of income. The general corporate expenses allocations are primarily for human resources, legal, treasury, insurance, finance, internal audit, strategy and public affairs and amounted to $34, $24 and $28 for the years ended December 31, 2004, 2003 and 2002, respectively. Total head office costs, including the amounts allocated, amounted to $54, $42 and $47 for the years ended December 31, 2004, 2003 and 2002, respectively. The costs allocated are not necessarily indicative of the costs that would have been incurred if the Group had performed these functions as a stand-alone company, nor are they indicative of costs that will be charged or incurred in the future. Subsequent to the completion of the spin-off, the Group will perform these functions using its own resources or purchased services; however, for an interim period, these services will continue to be provided by Alcan, as described in note 1 – Nature of Operations – Agreements Between Novelis and Alcan. It is not practicable to estimate the amount of expenses the Group would have incurred for the years ended December 31, 2004, 2003 and 2002 had it been an unaffiliated entity of Alcan in each of those periods.

Pensions and Post-Retirement Benefits

Certain businesses included in the Group have pension obligations mostly comprised of defined benefit plans in the U.S. and the U.K., unfunded pension benefits in Germany and lump sum indemnities payable upon retirement to employees of businesses in France, Korea and Malaysia. These pension benefits are managed separately and the related assets, liabilities and costs are included in the combined financial statements.

Alcan manages defined benefit plans in Canada, the U.S., the U.K. and Switzerland that include some of the entities of the Group. The Group’s share of these plans’ assets and liabilities is not included in the combined balance sheet. The combined statement of income, however, includes an allocation of the costs of the plans that varies depending on whether the entity is a subsidiary or a division of Alcan. Pension costs of divisions of Alcan included in the Group are allocated based on the following methods: service costs were allocated based on a percentage of payroll costs; interest costs, the expected return on assets, and amortization of actuarial gains and losses were allocated based on a percentage of the projected benefit obligation (PBO); and prior service costs were allocated based on headcount. The total allocation of such pension costs amounted to $13, $15 and $14 for the years ended December 31, 2004, 2003 and 2002, respectively. Pension costs of subsidiaries of Alcan included in the Group are accounted for on the same basis as a multi-employer pension plan whereby the subsidiaries’ contributions for the period are recognized as net periodic pension cost. The total contributions of the subsidiaries amounted to $1, $3 and $2 for the years ended December 31, 2004, 2003 and 2002, respectively.

Alcan provides post-retirement benefits in the form of unfunded healthcare and life insurance benefits to retired employees in Canada and United States that include retired employees of some of the Group’s businesses. The Group’s share of these plans’ liabilities is included in the combined balance sheets and the Group’s share of these plans’ costs is included in the combined statement of income.

Income Taxes

Income taxes are calculated as if all of the Group’s operations had been separate tax paying legal entities, each filing a separate tax return in its local tax jurisdiction. For jurisdictions where there is no tax sharing agreement, amounts currently payable have been included in the Owner’s net investment.

Cash Management

Cash and cash equivalents in the combined balance sheets are comprised of the cash and cash equivalents of the Group’s businesses, primarily in South America, Asia and parts of Europe, that perform their own cash management functions.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

2.	BASIS OF PRESENTATION (cont’d)

Historically, Alcan has performed cash management functions on behalf of certain of the Group’s businesses primarily in North America, the United Kingdom, and parts of Europe. Cash deposits from these businesses are transferred to Alcan on a regular basis. As a result, none of Alcan’s cash and cash equivalents has been allocated to the Group in the combined financial statements. Transfers to and from Alcan are netted against the Owner’s net investment. Subsequent to the spin-off, the Group has become responsible for its own cash management functions.

Interest Expense

The Group obtains short and long-term financing from third parties as well as related parties. Interest is charged on all short and long-term debt and is included in Interest in the combined statement of income.

Historically, Alcan provided certain financing to the Group and incurred third party debt at the parent level. This financing is reflected in the combined balance sheet within the amounts due to Alcan and is interest bearing as described in note 11 – Related Party Transactions. As a result of this arrangement, the combined financial statements do not include an allocation of additional interest expense. The Group’s interest expense as a stand-alone company may be higher than reflected in the combined statement of income.

Derivatives

The Group primarily enters into derivative contracts with Alcan to manage its foreign currency and commodity price risk. These contracts are reported at their fair value on the combined balance sheets. Changes in the fair value of these contracts are recorded in the combined statement of income.

Stock Options

Stock-options expense and other stock-based compensation expense in the combined statement of income include the Alcan expenses related to the fair value of awards held by certain employees of Alcan’s Rolled Products businesses during the periods presented as well as an allocation, calculated based on the average of headcount and capital employed, for Alcan’s corporate office employees. These expenses are not necessarily indicative of what the expenses would have been had the Group been a separate stand-alone company during the periods presented.

Earnings Per Share

Prior to the spin-off, the Group was not a separate legal entity with common shares outstanding. Therefore, historical earnings per share have not been presented in the combined financial statements. Earnings per share have been presented using the Novelis common shares outstanding immediately after completion of the spin-off on January 6, 2005.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations

All business combinations are accounted for under the purchase method. Under the purchase method, assets and liabilities of the acquired entity are recorded at fair value. The excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Principles of Combination

The combined financial statements include the assets and liabilities of the Group as well as a variable interest entity, in which the Group is the primary beneficiary. Investments in entities over which the Group has significant influence are accounted for using the equity method. Under the equity method, the Group’s investment is increased or decreased by the Group’s share of the undistributed net income or loss and deferred translation adjustments since acquisition. Investments in joint ventures are accounted for using the equity method. Other investments are accounted for using the cost method. Under the cost method, dividends received are recorded as income.

All inter-group balances and transactions, including profits in inventories, between and among the Group’s businesses have been eliminated.

Foreign Currency

The assets and liabilities of foreign operations, whose functional currency is other than the U.S. dollar (located principally in Europe and Asia), are translated into U.S. dollars at the year-end exchange rates. Revenues and expenses are translated at average exchange rates for the year. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Accumulated other comprehensive income. If there is a reduction in the Group’s ownership in a foreign operation, the relevant portion of DTA is recognized in Other expenses (income) – net. All other operations, including most of those in Canada and Brazil, have the U.S. dollar as the functional currency. For these operations, monetary items denominated in currencies other than the U.S. dollar are translated at year-end exchange rates and translation gains and losses are included in income. Non-monetary items are translated at historical rates.

The Group has entered into foreign currency contracts to hedge certain future, identifiable foreign currency revenue and operating cost exposures. All such contracts are reported at fair value on the combined balance sheet. For contracts qualifying as cash flow hedges, the effective portion of the changes in fair value is recorded in Other comprehensive income and reclassified to Sales and operating revenues, Cost of sales and operating expenses, or Depreciation and amortization, as applicable, concurrently with the recognition of the underlying item being hedged. The portion of the change in the contract’s fair value that is not effective at offsetting the hedged exposure is recorded in Other expenses (income) – net. For contracts qualifying as fair value hedges, changes in fair value are recorded in the statement of income together with the changes in the fair value of the hedged item. For contracts not qualifying as hedges, changes in fair value are recorded in Other expenses (income) – net.

Revenue Recognition

Revenue from product sales, net of trade discounts and allowances, is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue from services is recognized as services are rendered and accepted by the customer.

Shipping and Handling Costs

Amounts charged to customers related to shipping and handling are included in Sales and operating revenues, and related shipping and handling costs are recorded in Cost of sales and operating expenses.

Commodity Contracts

Generally, all of the forward metal contracts serve to hedge certain future identifiable aluminum price exposures. For these contracts, the fair values of the derivatives are recorded on the combined balance sheet. For contracts qualifying as cash flow hedges, the effective portions of the changes in fair value are recorded in Other comprehensive income and are reclassified, together with related hedging costs, to Sales and operating revenues or Cost of sales and operating expenses, concurrently with the recognition of the item being hedged or in the period that the derivatives no longer qualify as cash flow hedges. For contracts not qualifying as hedges, changes in their fair value are recorded in Other expenses (income) – net.

All natural gas and electricity futures contracts, swaps and options are recorded at fair value on the balance sheet. For contracts qualifying as cash flow hedges, the effective portions of the changes in the fair value are recorded in Other comprehensive income and are reclassified to the statement of income concurrently with the recognition of the underlying item being hedged or in the period that the derivatives no longer qualify as cash flow hedges. For contracts not qualifying for hedge accounting, changes in fair value are recorded in Other expenses (income) – net.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Physical metal purchase and sales contracts are generally not recorded at fair value because either they are not derivative instruments or they are “normal purchases or normal sales”, as they involve quantities that are expected to be used or sold in the normal course of business over a reasonable period of time.

Interest Rate Swaps

The Group enters into interest rate swap agreements to manage its exposure to fluctuations in interest rates on certain long-term debt. These swaps are marked-to-market in the financial statements and all changes in fair value are recorded in Other expenses (income) – net.

Inventories

Aluminum, raw materials and other supplies inventories are stated at cost (determined for the most part on the monthly average cost method) or net realizable value, whichever is lower. Cost includes material, labour and manufacturing overhead costs.

Capitalization of Interest Costs

The Group capitalizes interest costs associated with the financing of major capital expenditures up to the time the asset is ready for its intended use.

Sale of Receivables

When the Group sells certain receivables, it retains servicing rights, which constitute retained interests in the sold receivables. No servicing asset or liability is recognized in the financial statements as the fees received by the Group reflect the fair value of the cost of servicing these receivables. The related purchase discount is included in Other expenses (income) – net.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Additions, improvements and major renewals are capitalized; normal maintenance and repair costs are expensed. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates range from 2% to 10% for buildings and structures, 1% to 4% for power assets and 3% to 20% for chemical, smelter and fabricating assets. Gains or losses from the sale of assets are included in Other expenses (income) – net.

Impairment or Disposal of Long-Lived Assets

The Group reviews its long-lived assets including amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized when the carrying amount of the assets exceeds the future undiscounted cash flows expected from the asset. Any impairment loss is measured as the amount by which the carrying amount exceeds the fair value. Such evaluations for impairment are significantly impacted by estimates of future prices for the Group’s product, capital needs, economic trends in the market and other factors. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell and are not depreciated while classified as held for sale.

Goodwill

Goodwill is tested for impairment on an annual basis at the reporting unit level and is also tested for impairment when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying value. Fair value is determined using discounted cash flows.

Intangible Assets

Intangible assets are primarily trademarks and patented and non-patented technology, all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized over their useful life, which is generally 15 years, using the straight-line method of amortization.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Legal Claims

Accruals for legal claims are made when it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated.

Environmental Costs and Liabilities

Environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate. Environmental expenditures of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in Property, plant and equipment and are depreciated generally over the remaining useful life of the underlying asset. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed when probable and estimable and are normally included in Cost of sales and operating expenses except for large, unusual amounts, which are included in Other expenses (income) – net. Recoveries relating to environmental liabilities are recorded when received.

Pensions and Post-Retirement Benefits

As described in note 2 – Basis of Presentation, certain entities within the Group manage their defined benefit pension plans separately from those of Alcan. Using appropriate actuarial methods and assumptions, these defined benefit pension plans are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 87, Employers’ Accounting for Pensions. Pension and post-retirement benefit obligations for these plans are actuarially calculated using management’s best estimates and based on expected service period, salary increases and retirement ages of employees. Pension and post-retirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. Pension expense also includes the contributions of subsidiaries and the pension expense allocation of divisions that participate in Alcan plans, as described in note 2 – Basis of Presentation. All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.

Stock Options and Other Stock-Based Compensation

The Group accounts for stock options granted to certain employees of Alcan’s Rolled Products businesses under Alcan’s share option plan using the fair value provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under the fair value method, stock-based compensation expense is recognized in the statement of income over the applicable vesting period. Other stock-based compensation arrangements granted to certain employees of Alcan’s Rolled Products businesses, that can be settled in cash and are based on the change in the Alcan common share price during the period, are recognized in income over the vesting period of awards. Stock-based compensation expense is recorded in Selling, general and administrative expenses in the statement of income.

Income Taxes

Income taxes are accounted for under the liability method (also refer to note 2 – Basis of Presentation). Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Time Deposits

All time deposits have original maturities of 90 days or less and qualify as cash equivalents.

Allowance For Doubtful Accounts

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known doubtful accounts, historical experience, and other currently available evidence.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recently Issued Accounting Standards

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123(R)), which is a revision to SFAS 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123(R) is effective July 1, 2005. Alcan adopted the fair-value based method of accounting for share-based payments effective January 1, 2004 using the retroactive restatement method described in SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (see note 4 – Accounting Changes – Stock Options and Other Stock-Based Compensation). Currently, Alcan uses the Black-Scholes formula to estimate the value of stock options granted to employees. The Group does not anticipate that the adoption of SFAS No. 123(R) will have a material impact on its results of operations or its financial position.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs – an amendment to ARB 43, Chapter 4. This statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Prospective application of this statement is required beginning January 1, 2006. The Group does not expect its financial statements to be significantly impacted by this statement.

Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Prospective application of this statement is required beginning January 1, 2006. The Group does not expect its financial statements to be significantly impacted by this statement.

4.	ACCOUNTING CHANGES

Stock Options and Other Stock-Based Compensation

Effective January 1, 2004, Alcan retroactively adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation for stock options granted to employees. These combined financial statements include the compensation cost for options granted to certain employees of the Group. Beginning January 1, 1999, all periods have been restated to reflect compensation cost as if the fair value method had been applied for awards issued to these employees after January 1, 1995.

Consolidation of Variable Interest Entities

Effective January 1, 2004, the Group adopted FASB Interpretation No. 46 (revised December 2003) (FIN 46(R)), Consolidation of Variable Interest Entities. In 2004, the Group became the primary beneficiary of Logan Aluminum Inc. (Logan), a variable interest entity. As a result, the combined balance sheet includes the assets and liabilities of Logan. Logan is a joint venture that manages a tolling arrangement for the Group and an unrelated party.

At the date of adoption of FIN 46(R), assets of $38 and liabilities of $38 related to Logan that were previously not recorded on the combined balance sheet were recorded by the Group. Prior periods were not restated. The Group’s investment, plus any unfunded pension liability related to Logan totalled approximately $37 and represented the Group’s maximum exposure to loss. Creditors of Logan do not have recourse to the general credit of the Group as a result of including it in the Group’s financial statements.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

4.	ACCOUNTING CHANGES (cont’d)

Goodwill and Other Intangible Assets

On January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value. Goodwill and other intangible assets with an indefinite life are tested for impairment on an annual basis.

Goodwill is tested for impairment using a two-step test. Under the first step, the fair value of a reporting unit, based upon discounted cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist. However, if the fair value is less than the carrying amount, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

An impairment of $84 was identified in the goodwill balance as at January 1, 2002, and was charged to income as a cumulative effect of accounting change in 2002 upon adoption of the new accounting standard. Any further impairment arising subsequent to January 1, 2002, is taken as a charge against income. As a result of the new standard, the Group no longer amortizes goodwill.

Impairment or Disposal of Long-Lived Assets

In 2002, the Group adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under this standard, an impairment loss is recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. No impairment charges were recorded upon adoption of this new standard. Impairment charges recorded are described in note 8 – Restructuring Programs and note 14 – Other Expenses (Income) – Net.

Under this standard, a long-lived asset to be disposed of by sale is measured at the lower of its carrying amount or fair value less cost to sell, and is not depreciated while classified as held for sale. Assets and liabilities classified as held for sale are reported as assets held for sale and liabilities of operations held for sale on the balance sheet. A long-lived asset to be disposed of other than by sale, such as by abandonment, before the end of its previously estimated useful life, is classified as held for use until it is disposed of and depreciation estimates revised to reflect the use of the asset over its shortened useful life. Also, the standard requires that the results of operations of a component of an enterprise, that has been disposed of either by sale or abandonment or is classified as held for sale, be reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise.

Derivatives

On July 1, 2003, the Group adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivatives and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard has no impact on the Group’s financial statements.

Costs Associated with Exit or Disposal Activities

On January 1, 2003, the Group prospectively adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Group’s commitment to an exit plan.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

On July 1, 2003, the Group adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Group’s financial statements.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

5.	EARNINGS PER SHARE

The number of Novelis shares used to compute basic and diluted earnings per share was based on the number of Novelis common shares outstanding on January 6, 2005, which was 73,988,932, as required by Article 11 of Regulation S-X, Pro Forma Financial Information. The treasury stock method for calculating the dilutive impact of stock options is used. The following table outlines the calculation of basic and diluted earnings per share on income before cumulative effect of accounting change.

	2004	2003	2002

Numerator:
Income before cumulative effect of accounting change	55	157	75

Denominator (number of common shares in millions):
Outstanding shares on January 6, 2005	73.99	73.99	73.99
Effect of dilutive stock options	0.44	0.44	0.44

Adjusted number of outstanding shares	74.43	74.43	74.43

Earnings per share – basic (in US$)	0.74	2.12	1.01

Earnings per share – diluted (in US$)	0.74	2.11	1.00

Options to purchase an aggregate of 1,356,735 Alcan common shares were held by the Group’s employees as at December 31, 2004. Of these, 685,285 options to purchase Alcan common shares at an average exercise price of CAN$38.86 ($29.96) per share are dilutive for the periods presented. These dilutive stock options are equivalent to 443,351 Novelis common shares. The number of antidilutive Alcan options held by the Group’s employees as at December 31, 2004 is 671,450.

6.	SALES, ACQUISITIONS AND TRANSFER OF BUSINESSES

2003

Canada, United States, and Other Europe
In December 2003, Alcan completed the acquisition of Pechiney in a public offer for a cost of $5,458, net of cash and time deposits acquired. A portion of the acquisition cost, relating to four Pechiney plants in three countries that are included in the Group, was allocated to the Group and accounted for as additional invested equity. As this transaction represented a transfer of these plants to the Group rather than an acquisition by the Group, there were no cash outflows incurred by the Group. The four plants comprise rolled products operations in foil, painted sheet and circles. The business combination was accounted for using the purchase method. The net assets of the Pechiney plants are included in the combined financial statements commencing on December 31, 2003 and the results of operations and cash flows have been included in the combined financial statements beginning January 1, 2004.

Allocation of the purchase price involves estimates and information gathering during months following the date of the combination. Given the magnitude of the acquisition of Pechiney and due to the fact that the transaction was completed at the end of 2003, a tentative purchase price allocation was performed at December 31, 2003 and the final valuation was completed in 2004. The revisions resulted in an increase in goodwill of $183 as indicated below.

Fair value of net assets acquired at date of acquisition

	Final	Tentative
	Purchase Price	Purchase Price
	Allocation	Allocation

Trade receivables	82	82
Inventories	101	101
Property, plant and equipment(2)	84	70
Goodwill(1)	228	45

Total assets	495	298

Payables and accrued liabilities(2)	158	139
Debt not maturing within one year	4	4
Deferred credits and other liabilities	18	14
Deferred income taxes – non-current	18	13

Fair value of net assets acquired at date of acquisition (net of cash and time deposits acquired of $5)	297	128

(1)	See note 7 – Goodwill and Intangible Assets.
(2)	Include $19 of asset impairment charges and $19 of restructuring costs as described in note 8 – Restructuring Programs.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

6.	SALES, ACQUISITIONS AND TRANSFER OF BUSINESSES (cont’d)

The goodwill is generally not deductible for tax purposes.

The differences between the tentative and final purchase price allocations are principally due to the completion of the final valuation of property, plant and equipment; the recording of liabilities for costs to exit certain operations of Pechiney; and the finalization of the goodwill to the reporting units.

Asia and Other Pacific
In the first quarter of 2003, the Group increased its ownership in Alcan Taihan Aluminium Limited by 6.81% at a cost of $5.

In the third quarter of 2003, the Group increased its ownership position in Aluminium Company of Malaysia, a manufacturer of light gauge aluminum products, from 36% to 59% by acquiring additional shares, with a value of $30, from Nippon Light Metal Company, Ltd (NLM) in exchange for its ownership in Alcan Nikkei Siam Limited in Rangsit, Thailand, with a value of $24, and a cash payment of $6.

In December 2003, the Group sold the extrusions operations of Aluminium Company of Malaysia, for net proceeds of $2. A pre-tax amount of $6, which is included in Other expenses (income) – net, consists of a favourable adjustment to a previously recorded impairment provision.

Other
In 2003, the Group sold its Borgofranco power facilities in Italy (Novelis Europe) and recorded a gain of $19 in Other expenses (income) – net.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2004, are as follows:

	BALANCE					BALANCE
	AS AT		DEFERRED			AS AT
	JANUARY 1,		TRANSLATION		IMPAIRMENT	DECEMBER 31,
	2004	ADDITIONS	ADJUSTMENTS	ADJUSTMENTS*	LOSSES	2004

Novelis Europe	69	–	4	183	–	256

*	In 2004, adjustments are due to changes to the tentative purchase price allocation related to the Pechiney acquisition. See note 6 – Sales, Acquisitions and Transfer of Businesses.

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

	BALANCE					BALANCE
	AS AT		DEFERRED			AS AT
	JANUARY 1,		TRANSLATION		IMPAIRMENT	DECEMBER 31,
	2003	ADDITIONS	ADJUSTMENTS	ADJUSTMENTS	LOSSES	2003

Novelis Europe	21	45	3	–	–	69

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	BALANCE					BALANCE
	AS AT		DEFERRED			AS AT
	JANUARY 1,		TRANSLATION		IMPAIRMENT	DECEMBER 31,
	2002	ADDITIONS	ADJUSTMENTS	ADJUSTMENTS	LOSSES	2002

Novelis Europe	98	–	2	5	(84)	21

In accordance with SFAS No. 142, the Group completed an initial review to determine whether, at January 1, 2002, there was an impairment in the goodwill balance. As a result of this review, an impairment loss of $84 was recognized in income in 2002 as a cumulative effect of accounting change. The impairment reflected the decline in end-market conditions in the period from the algroup merger in October 2000 to January 1, 2002. The fair value of all reporting units was determined using discounted future cash flows. Annual tests were also completed in 2002, 2003 and 2004 and no further impairment was identified.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

7.	GOODWILL AND INTANGIBLE ASSETS (cont’d)

Intangible Assets with Finite Lives

	GROSS CARRYING	ACCUMULATED
	AMOUNT	AMORTIZATION	NET BOOK VALUE

	DECEMBER 31, 2004

Trademarks	14	4	10
Patented and non-patented technology	21	5	16
Prior pension service costs (NOTE 24)	9	–	9

	44	9	35

	DECEMBER 31, 2003

Trademarks	11	2	9
Patented and non-patented technology	17	4	13
Prior pension service costs (NOTE 24)	4	–	4

	32	6	26

	DECEMBER 31, 2002

Trademarks	10	2	8
Patented and non-patented technology	16	2	14
Prior pension service costs (NOTE 24)	1	–	1

	27	4	23

The aggregate amortization expense for the year ended December 31, 2004 was $2 (2003: $2; 2002: $2). The estimated amortization expense for the five succeeding fiscal years is approximately $2 per year.

8.	RESTRUCTURING PROGRAMS

2004 Restructuring Activities

In line with its objective of value maximization, the Group undertook various restructuring initiatives in 2004.

Pechiney

In 2004, the Group recorded liabilities of $19 for restructuring costs in connection with the exit of certain operations of Pechiney and these costs were recorded in the allocation of the purchase price. See note 6 – Sales, Acquisitions and Transfer of Businesses. These costs relate to a plant closure in Flemalle, Belgium (Novelis Europe) and comprise $17 of severance costs and $2 of other charges. No further charges are expected to be incurred in relation to this plant closure.

Other 2004 Restructuring Activities

The Group incurred restructuring charges of $19 in 2004 relating to the consolidation of its U.K. aluminum sheet rolling activities in Rogerstone, Wales (Novelis Europe) in order to improve competitiveness through better capacity utilization and economies of scale. Production ceased at the rolling mill in Falkirk, Scotland (Novelis Europe) in December 2004 and the facility is expected to close during the first quarter of 2005. The charges include $6 of severance costs, $8 of asset impairment charges, $2 of pension costs, $2 of decommissioning and environmental costs and $1 of other charges, which were recorded in Other expenses (income) – net in the statement of income.

The Group incurred restructuring charges of $3 in 2004, relating to the closure of a corporate office in Germany (Other), comprised of $2 for severance costs and $1 related to costs to consolidate facilities, which were recorded in Other expenses (income) – net in the statement of income. No further charges are expected to be incurred in relation to this restructuring activity.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

8.	RESTRUCTURING PROGRAMS (cont’d)

2001 Restructuring Program

In 2001, Alcan implemented a restructuring program, resulting in a series of plant sales, closures and divestments throughout the organization. A detailed business portfolio review was undertaken in 2001 to identify high cost operations, excess capacity and non-core products. Impairment charges arose as a result of negative projected cash flows and recurring losses. These charges related principally to buildings, machinery and equipment. This program was essentially completed in 2003.

In 2004, the Group recorded recoveries related to the 2001 restructuring program comprised of $7 gain on the sale of assets related to the closure of facilities in Glasgow, U.K. (Novelis Europe) and a write-back of $1 relating to a provision in the U.S. (Novelis North America).

In 2003, the Group recorded restructuring recoveries of $24 in Other expenses (income) – net. The $24 recovery consists of $3 for the reversal of an excess redundancy provision in the U.K. (Novelis Europe), a gain of $19 principally for the sale of the Borgofranco power facilities in Italy (Novelis Europe), income of $6 on the sale of extrusions operations in Malaysia (Novelis Asia), a gain of $4 on the sale of assets in the U.K., and partially offset by other costs of $8 mainly in the U.K. In 2003, the Group completed the closure of facilities at Glasgow, U.K., sold its extrusions operations in Malaysia for net proceeds of $2 and decided to retain the recycling operations at the Borgofranco plant in Italy and both cold mills at the light gauge operations in Fairmont, West Virginia (Novelis North America).

In 2002, the Group recorded restructuring costs of $25 in Other expenses (income) – net. The $25 charge consisted of severance costs of $9 related to workforce reductions of approximately 250 employees, impairment of long-lived assets of $13 and other costs of $3. Severance charges of $9 related primarily to the extrusions operations in Malaysia (Novelis Asia) and light gauge operations in Fairmont, West Virginia (Novelis North America). Asset impairment charges of $13 related primarily to the Borgofranco plant in Italy (Novelis Europe) and the operations in Korea (Novelis Asia). Other exit costs consisted principally of a loss of $4 on the sale of the rolled products circles production unit at Pieve, Italy (Novelis Europe), for which the Group received proceeds of $14.

The remaining provision balance of $43 as at December 31, 2004, related principally to employee severance and environmental remediation costs for which payments will be made over an extended period. The environmental remediation costs of $9 included in the provision balance, which are payable within one year, are not included in the estimated environmental clean-up costs discussed in note 20 – Commitments and Contingencies. The majority of the environmental remediation costs relate to a facility in Borgofranco, Italy. Management has calculated the provision based on current third-party costs for similar remediation activities. Management does not believe that the amount will vary materially from what is recorded as a liability.

The schedule provided below shows details of the provision balances and related cash payments for the significant restructuring activities:

		ASSET
	SEVERANCE	IMPAIRMENT
	COSTS	PROVISIONS	OTHER	TOTAL

Provision balance as at December 31, 2003	19	–	12	31

2004:
Charges recorded in the statement of income	7	8	(1)	14
Liabilities recorded in the allocation of the Pechiney purchase price	17	–	2	19
Cash payments – net	(14)	–	(5)	(19)
Non-cash charges (recoveries)	–	(8)	6	(2)

Provision balance as at December 31, 2004	29	–	14	43

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

9.	INCOME TAXES

	2004	2003	2002

Income (Loss) before income taxes and other items
Canada	(25)	(24)	(22)
Other countries	250	228	158

	225	204	136

Current income taxes
Canada	(11)	(11)	(10)
Other countries	80	81	88

	69	70	78

Deferred income taxes
Canada	2	4	2
Other countries	95	(24)	(3)

	97	(20)	(1)

Income tax provision	166	50	77

The composite of the applicable statutory corporate income tax rates in Canada in 2004 is 33% (2003: 32%; 2002: 32%).

The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:

	2004	2003	2002

Income taxes at the composite statutory rate	74	66	44
Differences attributable to:
Withholding tax in connection with the spin-off transaction	21	–	–
Exchange translation items	13	1	(18)
Exchange revaluation of deferred income taxes	2	4	–
Unrecorded tax benefits – net	42	(14)	24
Investment and other allowances	(3)	(3)	(2)
Reduced rate or tax exempt items	(2)	(4)	5
Foreign tax rate differences	10	9	18
Prior years’ tax adjustments	5	(13)	5
Other – net	4	4	1

Income tax provision	166	50	77

At December 31, the principal items included in Deferred income taxes are:

	2004	2003

Liabilities
Property, plant, equipment and intangibles	255	259
Inventory valuation	42	11
Other – net	51	38

	348	308

Assets
Tax benefit carryovers	174	123
Accounting provisions not currently deductible for tax	100	122

	274	245
Valuation allowance (amounts not likely to be recovered)	163	89

	111	156

Net deferred income tax liability	237	152

Amounts recognized in the combined balance sheet consist of:
Deferred charges and other assets	(12)	–
Deferred income tax liability	249	152

	237	152

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

9.	INCOME TAXES (cont’d)

The valuation allowance relates principally to loss carryforward benefits and tax credits where realization is not likely. The majority of the allowance relates to loss carryforwards of companies in Korea, the U.K., Italy and Luxembourg. The increase in the valuation allowance is primarily due to tax benefits on current year losses and accounting provisions for which realization is not likely and fluctuations in exchange rates.

Based on rates of exchange at December 31, 2004, tax benefits of approximately $127 relating to prior and current years’ operating losses and $11 of benefits related to tax credits carried forward will be recognized when it is more likely than not that such benefits will be realized. These amounts are included in the valuation allowance above. Approximately $8 of these potential tax benefits expire in 2005.

The determination of the unrecorded deferred income tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are considered to be permanently reinvested is not considered practicable.

10.	INVESTMENT IN NON-CONTROLLED AFFILIATES

At December 31, 2004, investments accounted for using the equity method and the ownership held by the Group include principally: Aluminium Norf GmbH (50%) and Petrocoque S.A. – Indústria E Comércio (25%). The activities of the Group’s major equity-accounted investments include the aluminum rolling operations in Germany.

As described in note 4 – Accounting Changes – Consolidation of Variable Interest Entities, beginning in 2004, the Group consolidated, under the provisions of FIN 46(R), the financial statements of Logan, in which it holds a 40% interest. Prior to 2004, the Group’s investment in Logan was accounted for using the equity method and the results of Logan’s operations for the years ended December 31, 2003 and 2002 have been included in the combined financial information below.

A summary of the combined financial information for these equity-accounted companies is set forth below.

Summary of Combined Financial Position

	2004	2003

Current assets	253	216
Non-current assets	609	662

Total assets	862	878

Current liabilities	457	492
Non-current liabilities	153	160

Total liabilities	610	652

Net assets	252	226

The Group’s equity in net assets	122	110

Summary of Combined Operations

	2004	2003	2002

Revenues	451	411	359
Costs and expenses	423	385	332
Income taxes	11	11	12

Net income	17	15	15

The Group’s share of net income as reported in equity income	6	6	8

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

11.	RELATED PARTY TRANSACTIONS

The table below describes the nature and amount of transactions the Group has with related parties. All of the transactions are part of the ordinary course of business and were agreed to by the Group and the related parties. Alcan refers to Alcan Inc. and its subsidiaries.

Year ended December 31	2004	2003	2002

Sales and operating revenues(A)
Alcan	450	472	437

Cost of sales and operating expenses(A)
Alcan	403	436	411

Research and development expenses(B)
Alcan	38	44	49

Interest expense(C)
Alcan	33	19	22

Other expense (income) net
Service fee income(D)	(42)	(39)	(37)
Service fee expense(E)	25	26	28
Interest income	(22)	(4)	(1)
Derivatives(F)	(23)	(68)	(9)
Transfer pricing adjustment	–	–	44
Other	8	2	2

Total transactions with Alcan	(54)	(83)	27
Interest income from Aluminium Norf GmbH	(2)	(1)	(5)

	(56)	(84)	22

Purchase of inventory/tolling services
Aluminium Norf GmbH	203	187	162
Alcan(G)	1,739	1,732	1,704

(A)	The Group sells inventory to Alcan and certain investees accounted for under the equity method in the ordinary course of business.

(B)	These expenses are comprised of an allocation of research and development expenses incurred by Alcan on behalf of the Group.

(C)	As discussed further below as well as in note 18 – Debt Not Maturing Within One Year, the Group has various short-term and long-term debt payable to Alcan where interest is charged on both a fixed and a floating rate basis.

(D)	Service fee income relates to revenues generated through sales of research and development and other corporate services to Alcan.

(E)	Service fee expense relates to the purchase of corporate services from Alcan.

(F)	Alcan is the counterparty to all of the Group’s metal derivatives and most of the currency derivatives. Refer to note 22 – Financial Instruments and Commodity Contracts.

(G)	Alcan is the primary supplier of prime and sheet ingot to the Group.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

11.	RELATED PARTY TRANSACTIONS (cont’d)

The table below describes the nature and amount of balances the Group has with related parties.

As at December 31	2004	2003

Trade receivables(A)
Alcan	87	163

Other receivables
Alcan(B)(C)(E)	801	1,154
Aluminium Norf GmbH	45	13

	846	1,167

Long-term receivables
Alcan(C)	2	500
Aluminium Norf GmbH(D)	102	114

	104	614

Payables and accrued liabilities(A)
Aluminium Norf GmbH	45	4
Alcan	356	282

	401	286

Short-term borrowings(F)
Alcan	312	64

Debt maturing within one year(G)
Alcan	290	10

Debt not maturing within one year(G)
Alcan	2,307	1,011

(A)	The Group purchases from and sells inventory to Alcan and purchases services from an investee accounted for under the equity method, in the ordinary course of business.

(B)	Includes Trade receivables sold to Alcan in the amount of $242 (2003: $218) as described in note 13 – Sales and Forfaiting of Receivables.

(C)	Alcan Aluminum Corporation Inc. (AAC), which is part of the Group, issued two $500 Floating Rate Notes (FRNs) on December 8, 2003, maturing in December 2004 and 2005, respectively, and advanced the funds including an additional $125 to Alcan as part of Alcan’s financing of its acquisition of Pechiney. As at December 31, 2003, the amounts due from Alcan to AAC are included in Other receivables, for the $500 FRN due in 2004 and the $125 loan (recorded by the Group in Short-term borrowings), and in Long-term receivables for the $500 FRN due in 2005. The $125 loan, the $500 FRN due in 2005, and the $500 FRN due in 2004 were repaid to AAC in March, August and December 2004, respectively, and AAC applied the funds to repay the corresponding third-party debt.

(D)	Loan to an investee accounted for under the equity method.

(E)	Includes various floating rate notes totalling € 266 million (2003: € 159 million) and $55 (2003: nil) maturing within one year.

(F)	Loans due to Alcan in various currencies including € 193 million (2003: nil) and GBP 20 million (2003: GBP 36 million).

(G)	The Group has various loans payable to Alcan as described in note 18 – Debt Not Maturing Within One Year.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

12.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known uncollectable accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts is as follows:

		ADDITIONS
	BALANCE AT	CHARGED TO
	BEGINNING	COSTS &			BALANCE AT
DESCRIPTION	OF YEAR	EXPENSES	ACQUISITIONS	WRITE-OFFS	END OF YEAR

2004	30	6	–	(3)	33
2003	25	5	1	(1)	30
2002	23	8	–	(6)	25

13.	SALES AND FORFAITING OF RECEIVABLES

Alcan performs cash management functions on behalf of certain of the Group’s businesses primarily in North America, the United Kingdom, and parts of Europe. On an ongoing basis, the Group’s businesses in North America sell to Alcan an undivided interest in certain third party trade receivables, with no recourse. The third party receivables are exchanged for receivables from Alcan, which are included in Other receivables – related parties (refer to note 11 – Related Party Transactions). The consideration received by the Group for the receivables reflects the good faith determination of the Group and Alcan of the fair market value of the receivables and is equal to the consideration that the parties believe would be received in sales of the receivables between non-affiliated entities. Alcan charges the Group a servicing fee on a monthly basis which the Group charges back to Alcan as it manages the receivables. The Group acts as a service agent and administers the collection of the receivables sold. No servicing asset or liability is recognized by the Group as the fees received reflect the fair value of the cost of servicing the receivables.

An undivided interest in the trade receivables sold by the Group to Alcan is sold to a third party bank, with limited recourse, on an ongoing basis under the terms of an agreement effective December 18, 2001. The assets are isolated from Alcan and the Group and are put presumptively beyond the reach of Alcan, the Group and their respective creditors. The bank, as transferee, has the center to pledge or exchange the assets it has received, and no condition both constrains such transferee from taking advantage of its center to pledge or exchange and provides more than a trivial benefit to Alcan or the Group. Alcan does not maintain effective control over the receivables so transferred through either (a) an agreement that both entitles and obligates Alcan to repurchase the receivables before their maturity or (b) the ability to unilaterally cause the bank to return specific assets. Accordingly, the transfer of receivables by the Group to Alcan, and by Alcan to the transferee bank, have been recognized as sales pursuant to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets & Extinguishments of Liabilities.

As at December 31, 2004, the Group sold third party trade receivables of $242 (2003: $218). In January 2005, as a result of the spin-off, this program was discontinued.

In 2004, Alcan Taihan Aluminum Limited forfaited third party receivables of $50 (2003: $34) to a financial institution. Forfaiting is a customary, ordinary-course cash management practice in the Korean marketplace where receivables typically run 60, 90, 120 days or longer.

14.	OTHER EXPENSES (INCOME) – NET

Other expenses (income) – net comprise the following elements:

	2004	2003	2002

Restructuring costs	20	8	6
Asset impairment provisions	75	4	19
Loss (Gain) on disposal of fixed assets	(5)	(28)	1
Environmental provisions	6	25	–
Interest revenue	(26)	(7)	(16)
Exchange (gains) losses	2	17	3
Derivatives (gains) losses	(69)	(20)	(9)
Service fee expense (income) – net	(17)	(13)	(9)
Transfer pricing adjustment	–	–	44
Other	42	14	7

	28	–	46

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

14.	OTHER EXPENSES (INCOME) – net (cont’d)

The 2004 restructuring costs of $20 consist principally of $14 of charges included in note 8 – Restructuring Programs. The balance relates principally to severance costs.

The 2004 asset impairment provisions consist principally of $8 of charges included in note 8 – Restructuring Programs and $65 related to the impairment of certain rolling assets in Italy (Novelis Europe) and arose as a result of negative projected cash flows. Fair values were determined based on either discounted cash flows or selling price.

The 2003 restructuring costs of $8 consist principally of $5 related to the 2001 restructuring program. These charges relate to the U.K. (Novelis Europe) and comprise $8 of employee severance and other exit costs partially offset by $3 for the reversal of an excess redundancy provision.

The 2002 restructuring costs of $6 consist principally of $9 of severance costs in Malaysia (Novelis Asia) related to the 2001 restructuring program included in note 8 – Restructuring Programs.

15.	DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets comprise the following elements:

	2004	2003

Prepaid pension costs (NOTE 24)	8	2
Deferred income taxes (NOTE 9)	12	–
Investments accounted for under the equity method (NOTE 10)	122	110
Long-term notes and other receivables	43	74
Other	8	10

	193	196

16.	PROPERTY, PLANT AND EQUIPMENT

	2004	2003

Cost (excluding Construction work in progress)
Land and property rights	93	93
Buildings	935	848
Machinery and equipment	4,478	4,277

	5,506	5,218

Accumulated depreciation relates primarily to Buildings and Machinery and equipment.

17.	DEFERRED CREDITS AND OTHER LIABILITIES

Deferred credits and other liabilities comprise the following elements:

	2004	2003

Post-retirement and post-employment benefits (NOTE 24)	284	211
Environmental liabilities (NOTE 20)	39	52
Restructuring liabilities	1	2
Claims	83	40
Other	65	57

	472	362

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

18. DEBT NOT MATURING WITHIN ONE YEAR

	2004	2003

DUE TO RELATED PARTIES

Alcan Deutschland Holdings GmbH & Co. KG
3.62%, loan, due 2008 (€ 375 million)	508	472
Floating rate loan, due 2006 (€ 51 million)(A)	69	64

Alcan Deutschland GmbH
Floating rate loans, due 2005 (€ 214 million)(A)	290	268

Alcan Aluminio do Brasil Ltda
Floating rate notes, due 2006/2007(A)	125	195

Alcan Aluminio S.p.A.
Floating rate loan (A)	–	22

Alcan Aluminum Corporation
5.05% Promissory Note, due 2009	400	–

Alcan Packaging Bridgnorth Ltd
7.8% Promissory Note, due 2014 (£61 million) (B)	117	–
7.8% Promissory Note, due 2014 ( £775,000) (B)	1	–

ARCUSTARGET INC.
6.45% Promissory Note, due 2014 (€ 10 million) (B)	14	–
5.15% Promissory Note, due 2014 (CHF 245 million) (B)	215	–
6.45% Promissory Note, due 2014 (€ 7 million) (B)	9	–
7.80% Promissory Note, due 2014 (£23 million) (B)	45	–
7.50% Promissory Note, due 2014 (B)	33	–
6.45% Promissory Note, due 2014 (€ 15 million) (B)	20	–
6.45% Promissory Note, due 2014 (€ 83 million) (B)	112	–
7.50% Promissory Note, due 2014 (B)	287	–
7.50% Promissory Note, due 2014 (B)	200	–
6.45% Promissory Note, due 2014 (€ 77 million) (B)	105	–

Novelis Valais SA
5.15% Promissory Note, due 2014 (CHF 35 million) (B)	31	–

Novelis Specialités France
6.45% Promissory Note, due 2014 (€ 6 million) (B)	8	–

Novelis PAE
6.45% Promissory Note, due 2014 (€ 6 million) (B)	8	–

	2,597	1,021
Debt maturing within one year included in current liabilities	(290)	(10)

Debt not maturing within one year due to related parties	2,307	1,011

DUE TO THIRD PARTIES

Alcan Aluminum Corporation
Floating Rate Notes, due 2005 (A) (C)	–	500

Alcan Taihan Aluminium Limited (D)
4.55% Bank loan, due 2007	70	–
4.80% Bank loan, due 2007 (KRW 40 billion)	39	30
4.45% Bank loan, due 2007 (KRW 25 billion)	24	20
Bank loans, due 2005/2011 (KRW 2 billion)	2	2

Other
Bank loans, due 2005/2009	3	85
Other debt, due 2005/2010	2	1

	140	638

Debt maturing within one year included in current liabilities	(1)	(132)

Debt not maturing within one year due to third parties	139	506

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

18. DEBT NOT MATURING WITHIN ONE YEAR (cont’d)

(A)	Interest rates fluctuate principally with the lender’s prime commercial rate, the commercial bank bill rate, or are tied to LIBOR/EURIBOR rates.

(B)	These promissory notes totalling $1,205 comprise a major portion of the $1,375 bridge financing (Alcan Notes) provided by Alcan to the Group as a result of the reorganization transactions described in note 1 – Nature of Operations. The remaining balance of the Alcan Notes of $170 was obtained in January 2005. The equivalent USD interest rate of the Alcan Notes is fixed at 7.50%, subject to quarterly increases of 0.50%, not to exceed 11.50%. The Group obtained the Alcan Notes with the intention of refinancing them with third party long-term debt. The Notes were duly refinanced with the proceeds of the $1,400 10-year Senior Notes issued in February 2005 (refer to note 27 – Subsequent Events – Financing). Accordingly, the Alcan Notes have been classified as Debt not maturing within one year as at December 31, 2004.

(C)	Alcan Aluminum Corporation (AAC) had the right to redeem the FRNs due December 8, 2005, at any time on or after June 8, 2004. It opted to repay the FRNs on August 6, 2004 (refer to note 11 – Related Party Transactions). The FRNs ranked equally with AAC’s senior unsecured debt and were guaranteed by Alcan.

(D)	In December 2004, Alcan Taihan Aluminium Limited (ATA) entered into a $70 floating rate long-term loan which was subsequently swapped for a 4.55% fixed rate KRW 73 billion loan. In 2004, ATA also entered into two new long-term floating rate loans of KRW 40 billion and KRW 25 billion that were swapped for fixed rates of 4.80% and 4.45%, respectively. These loans replace the KRW 30 billion and KRW 20 billion floating rate loans, that were outstanding in 2003 and that matured in 2004, of which $25 was swapped to fixed interest rates. Refer to note 22 – Financial Instruments and Commodity Contracts. In 2004, interest on the KRW 2 billion loans ranges from 3.00% to 5.50% (2003: 2.75% to 5.83%).

Based on rates of exchange at year-end, third party debt repayment requirements over the next five years amount to $1 in 2005, $1 in 2006, $134 in 2007, nil in 2008 and $2 in 2009. Related party debt repayments over the next five years amount to $290 in 2005, $174 in 2006, $20 in 2007, $508 in 2008 and $400 in 2009. The third party and related party debt repayments are based on the Group’s debt as at December 31, 2004 and do not reflect the refinancing and/or reorganization transactions, as described in Note 27 – Subsequent Events – Financing. In 2005, all related party debt with Alcan and its subsidiaries was refinanced with third party debt.

19. STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION

Alcan Executive Share Option Plan
Under the executive share option plan, certain key employees may purchase common shares at an exercise price that is based on the market value of the shares on the date of the grant of each option. The vesting period for options granted beginning in 1998 is linked to Alcan’s share price performance, but does not exceed nine years. Options granted before 1998 vest generally over a fixed period of four years from the grant date and expire at various dates during the next ten years.

The number of options granted to certain employees of Alcan’s Rolled Products businesses is 604,650 in 2004 (2003: 300,000; 2002: 387,900). The option activity is not necessarily indicative of what the activity would have been had the Group been a separate stand-alone company during the periods presented or what the activity may be in the future.

To compute compensation expense under SFAS No. 123, Accounting for Stock Compensation, the Black-Scholes valuation model was used to determine the fair value of the Alcan options granted that are held by the Group’s employees.

The weighted average fair value of stock options granted to certain employees of Alcan’s Rolled Products businesses in 2004 is $12.87 (2003: $9.95; 2002: $7.72).

Stock-based compensation expense for stock options granted to certain employees of Alcan’s Rolled Products businesses was $2 in 2004 (2003: $2; 2002: $2).

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

19. STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (cont’d)

The fair value of each option grant is estimated on the date of grant with the following weighted average assumptions used for the option grants:

	2004	2003	2002

Dividend yield (%)	1.85	1.88	1.65
Expected volatility (%)	27.87	29.16	35.73
Risk-free interest rate (%)	4.56	3.39	3.50
Expected life (years)	6	6	6

Refer to note 27 – Subsequent Events – Stock Option Plans for revisions to the existing stock option plans upon the Group’s separation from Alcan.

Compensation To Be Settled in Cash

Presented below is a summary of Alcan’s other stock-based compensation plans to be settled in cash that are held by certain employees of Alcan’s Rolled Products businesses.

Stock Price Appreciation Unit Plan
A small number of employees of Alcan’s Rolled Products businesses are entitled to receive Stock Price Appreciation Units (SPAU) whereby they are entitled to receive cash in an amount equal to the excess of the market value of an Alcan common share on the date of exercise of a SPAU over the market value of an Alcan common share as of the date of grant of such SPAUs. The vesting period is linked to Alcan’s share price performance, but does not exceed nine years.

Total Shareholder Return Performance Plan
Certain employees of Alcan’s Rolled Products businesses are entitled to receive cash awards under the Total Shareholder Return Performance Plan, a cash incentive plan which provides performance awards to eligible employees based on the relative performance of Alcan’s common share price and cumulative dividend yield performance compared to other corporations included in the Standard & Poor’s Industrials Index measured over three-year periods commencing on October 1, 2003 and 2002. If the performance results for Alcan’s common shares is below the 30th percentile compared to all companies in the Standard & Poor’s Industrials Index, the employee will not receive an award. At the 50th percentile rank, the employee will earn an award equal to 100% of the target set for the period. At or above the 75th percentile rank, the employee will earn the maximum award, which is equal to 300% of the target set for the period. The actual amount of the award (if any) will be prorated between the percentile rankings.

Compensation Cost
Stock based compensation expense for Alcan’s employee compensation awards held by certain employees of Alcan’s Rolled Products businesses that are to be settled in cash was $4 in 2004 (2003: $3; 2002: nil).

20. COMMITMENTS AND CONTINGENCIES

Commitments with third parties for supplies of goods and services are estimated at $41 in 2005, $16 in 2006, $15 in 2007, $11 in 2008 and $11 in 2009 and $11 thereafter. Total payments to these entities were $13 in 2004, $3 in 2003 and $5 in 2002, excluding capital expenditures.

Minimum rental obligations are estimated at $10 in 2005, $7 in 2006, $4 in 2007, $3 in 2008, $2 in 2009 and $1 thereafter. Total rental expenses amounted to $17 in 2004, $15 in 2003 and $15 in 2002.

The Group, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Group is named as a defendant in relation to environmental contingencies at approximately 12 existing and former Group sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated.

The Group is subject to various laws relating to the protection of the environment. The Group has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

20. COMMITMENTS AND CONTINGENCIES (cont’d)

The Group is involved in proceedings, as described below, under the U.S. Superfund or analogous state provisions regarding the usage, storage, treatment or disposal of hazardous substances at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which it has operations, including Brazil and certain countries in the European Union.

     PAS Site. Alcan Aluminum Corporation (AAC) (renamed Novelis Corporation after the spin-off from Alcan) and third parties were defendants in a lawsuit instituted in July 1987 by the U.S. Environmental Protection Agency, or EPA, relating to the Pollution Abatement Services, or PAS, site, a third-party disposal site, in Oswego, New York. In January 1991, the U.S. District Court for the Northern District of New York found AAC liable for a share of the clean-up costs for the site, and in December 1991 determined the amount of such share to be $3.2 plus interest and costs. AAC appealed this decision to the United States Court of Appeals, Second Circuit. In April 1993, the Second Circuit reversed the District Court and remanded the case for a hearing on what liability, if any, might be assigned to AAC depending on whether AAC could prove that its waste did not contribute to the costs of remediation at the site. This matter was consolidated with another case, instituted in October 1991 by the EPA against AAC in the U.S. District Court for the Northern District of New York seeking clean-up costs in regard to the Fulton Terminals Superfund site in Oswego County, New York, which was also owned by PAS. The remand hearing was held in October of 1999. The trial court re-instituted its judgment holding AAC liable. The amount of the judgment plus interest was $13.5 as at December 2000. The case was appealed. In the first quarter 2003, the Second Circuit affirmed the decision of the trial court. In 2004, AAC paid $13.9 in respect of the EPA claim, representing the full amount of the judgment plus interest, and $1.6 to the State of New York, and is currently responsible for future oversight costs, which are currently estimated at approximately $0.6.

     PAS Oswego Site Performing Group. AAC has also been sued by ten other potentially responsible parties, or PRPs, at the PAS site seeking contribution from AAC for costs they collectively incurred in cleaning up the PAS site from 1990 to the present. The costs incurred by the PRPs to date total approximately $6.4 plus accrued interest. Based upon currently available record evidence, AAC is contesting responsibility for costs incurred by the PRPs.

     Oswego North Ponds. In the late 1960s and early 1970s, AAC in Oswego used an oil containing polychlorinated biphenyls, or PCBs, in its re-melt operations. At the time, AAC utilized a once-through cooling water system that discharged through a series of constructed ponds and wetlands, collectively referred to as the North Ponds. In the early 1980s, low levels of PCBs were detected in the cooling water system discharge and AAC performed several subsequent investigations. The PCB-containing hydraulic oil, Pydraul, which was eliminated from use by AAC in the early 1970s, was identified as the source of contamination. In the mid-1980s, the Oswego North Ponds site was classified as an “inactive hazardous waste disposal site” and added to the New York State Registry. AAC ceased discharge through the North Ponds in mid-2002.

In cooperation with the New York State Department of Environmental Conservation, or NYSDEC, and the New York State Department of Health, AAC entered into a consent decree in August 2000 to develop and implement a remedial program to address the PCB contamination at the Oswego North Ponds site. A remedial investigation report was submitted in January 2004 and we anticipate that the NYSDEC will issue a proposed remedial action plan and record of decision during the second half of 2005. The Group expects that the remedial plan will be implemented in 2006. The estimated cost associated with this remediation is approximately $25.

     Butler Tunnel Site. AAC was a party in a 1989 EPA lawsuit before the U.S. District Court for the Middle District of Pennsylvania involving the Butler Tunnel Superfund site, a third-party disposal site. In May 1991, the Court granted summary judgment against AAC for alleged disposal of hazardous waste. After unsuccessful appeals, AAC paid the entire judgment plus interest.

The United States government filed a second cost recovery action against Alcan seeking recovery of expenses associated with the installation of an early warning system for potential future releases from the Butler site. The complaint does not disclose the amount of costs sought by the government. The case has been held in abeyance since shortly after it was filed and therefore there has been no opportunity for discovery to fully determine the type of remedial action sought, the total cost, the existence of other settlements or the existence of other non-settling PRPs that may exist for potential contribution. In December 2004, a motion for partial summary judgment was heard and is under advisement.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

20. COMMITMENTS AND CONTINGENCIES (cont’d)

     Tri-Cities Site. In 1994, AAC and other companies responded to an EPA inquiry concerning the shipment of old drums to Tri-Cities Inc., a third party barrel reprocessing facility in upstate New York. In 1996 the EPA issued an administrative order directing the defendants to clean up the site. AAC refused to participate, claiming that the drums sent to Tri-Cities were empty at the time of delivery. In September 2002, AAC received notice from the EPA contending that AAC was responsible for past and future response costs with accrued interest as well as penalties for its violation of the administrative order. AAC responded by outlining its objections to the EPA’s determination. The EPA subsequently referred the matter to the Department of Justice, or DOJ, for enforcement. In December 2004, a consent decree was negotiated with the DOJ and EPA. Under this consent agreement, AAC will pay $0.4 as a civil penalty as well as $0.6 in past costs. Future costs have been capped at a maximum payment of $0.8 payable over an extended period of time.

     Quanta Resources Site. In June 2003, the DOJ filed a Superfund costs recovery action in the U.S. District Court for the Northern District of New York against AAC and Russell Mahler, the site owner, seeking unreimbursed response costs stemming from the disposal of rolling oil emulsion at the Quanta Resources facility in Syracuse, New York. The parties are in the process of discovery. In 2003, AAC met with the DOJ and the EPA who quantified potential liability for unreimbursed costs and penalties in the amount of $1.4.

     Sealand Site. New York State and EPA claim that AAC’s waste that was sent to the Sealand, New York Restoration site is a hazardous substance that contributed to the occurrence of response costs. There are several PRPs at this site. In 1993, AAC declined a request to participate in a program to provide drinking water to area residents, contending that AAC’s waste did not cause or contribute to the harm at the site. In 2003, Alcan met with the DOJ and the EPA who quantified potential liability for unreimbursed costs at $2.6.

     Toyo Coal Tar Remediation. Prior property owners contaminated the soil at the Joiliet, Illinois facility with coal tar. Following litigation, AAC received a 90% cost allocation from two defendants. In 1998, a remediation plan was developed to clean-up soils and groundwater. The remedial program was implemented in 1999. AAC continues to monitor the remediation. AAC’s estimated costs are approximately $0.3.

     Diamond Alkali Superfund Site-Lower Passaic River Initiative. In 2003, AAC received a letter from the EPA regarding an investigation being launched into possible contamination of the Lower Passaic River in 1965. AAC has been identified as a PRP arising from one of its former plants in Newark, New Jersey that may have generated hazardous waste. A remedial investigation feasibility study is scheduled to be carried out over several years. AAC has entered into a consent decree with other PRPs and will participate in a remedial feasibility study. AAC’s estimated environmental costs have been set at approximately $0.2.

     Jarl Extrusions (Rochester, NY). The affected property in Rochester, New York was acquired in 1988. Operations at the property were subsequently discontinued and the property was sold in December 1996. AAC retained liability under the terms of sale. AAC entered into a consent decree with NYSDEC under which evaluation of the site was performed in 1990 and 1991. Most of the contamination was determined to have come from an adjoining site. In its response to AAC’s investigation report, the NYSDEC asked AAC to admit to liability for off-site pollution (a Superfund site is located next door) and that hazardous sludge was dumped in the ponds behind the building. AAC denied these allegations. In light of the State’s failure to cooperate with AAC in the remediation of this site under the consent decree, AAC filed a notice of protest with the State. AAC’s appeal was denied, but the State later approved a new remedial investigation report negotiated between NYSDEC and AAC. A feasibility study for site remediation was then approved by NYSDEC. Negotiations on a consent order for remedial design construction were completed and the restrictive deed covenants have been filed for the property. The clean-up has been completed and NYSDEC approved a long-term operation and monitoring plan (“O&M”). AAC continues to conduct O&M and has sought permission to decommission two monitoring wells. Estimated costs associated with this matter are approximately $0.2.

     Terre Haute TCE Issue. Trichloroethylene (TCE) soil and groundwater contamination was discovered on the Terre Haute site in 1990. A site investigation was performed in between 1991 and 1994 whereby the extent of TCE groundwater and soil contamination was delineated. The subsurface contamination was located on site with groundwater plume migrating off site, with impacts to private homeowner drinking water wells. Terre Haute entered into the Indiana Voluntary Remediation Program in 1995. A remediation plan was developed which consisted of Soil Venting/Air Sparging for subsurface soil remediation. The point source carbon treatment systems were installed on impacted homeowners wells. The active subsurface soil remediation was completed in 2003. Now that the remediation phase has been completed, AAC is required to support a post remedial groundwater and drinking water well monitoring program. Periodic monitoring will be required until groundwater clean up goals are met. Based on historical trends in TCE contamination, it is anticipated that clean up objectives will be met within 10 years. Once the clean up objectives are met, the project will be considered closed. Estimated costs associated with funding the required monitoring program for a period of 10 years is approximately $0.6.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

20. COMMITMENTS AND CONTINGENCIES (cont’d)

It is the Group’s policy to accrue estimated environmental clean-up costs (investigation and remediation) when such amounts can reasonably be estimated and it is probable that the Group will be required to incur such costs. The Group has estimated its undiscounted remaining clean-up costs related to 12 sites will be in the range of $36 to $40. An estimated liability of $39 has been recorded on the combined balance sheet at December 31, 2004 in Deferred credits and other liabilities. Other than these 12 sites, the Group is currently not aware of any material exposure to environmental liabilities. However, adverse changes in environmental regulations, new information or other factors could impact the Group.

The Group has agreed to indemnify Alcan and its subsidiaries and each of their respective directors, officers and employees, against liabilities relating to, among other things (see reference to agreements between Novelis and Alcan in note 1):

•	the contributed businesses, liabilities or contracts;

•	liabilities or obligations associated with the contributed businesses, as defined in the separation agreement between Novelis and Alcan, or otherwise assumed by the Group pursuant to the separation agreement; and

•	any breach by the Group of the separation agreement or any of the ancillary agreements entered into with Alcan in connection with the separation.

Although there is a possibility that liabilities may arise in other instances for which no accruals have been made, the Group does not believe that it is reasonably possible that any losses in excess of accrued amounts would be sufficient to significantly impair its operations, have a material adverse effect on its financial position or liquidity, or materially and adversely affect its results of operations for any particular reporting period, absent unusual circumstances.

In addition, see reference to income taxes in note 9, debt repayments in note 18 and financial instruments and commodity contracts in note 22.

21. CURRENCY GAINS AND LOSSES

The following are the amounts recognized in the financial statements:

	2004	2003	2002

Currency gains (losses) recorded in income
Losses realized and unrealized on currency derivatives	(23)	(37)	(21)
Realized deferred translation adjustments	–	1	–
Gains (Losses) on translation of monetary assets and liabilities	(4)	(7)	9

	(27)	(43)	(12)

Deferred translation adjustments* – beginning of year	90	(12)	(141)
Effect of exchange rate changes	30	103	129
Gains realized	–	(1)	–

Deferred translation adjustments – end of year	120	90	(12)

*Deferred translation adjustments are included in Accumulated other comprehensive income (loss).

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

22. FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

In conducting its business, the Group uses various derivative and non-derivative instruments, including forward contracts to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and other commodity prices. Generally, such instruments are used for risk management purposes only. The principal counterparty to these contracts is Alcan.

Derivatives – Currency

The Group enters into forward currency contracts that are designated as hedges of certain identifiable foreign currency revenue and operating cost exposures. Foreign currency forward contracts are also used to hedge certain foreign currency denominated debt.

OUTSTANDING AT DECEMBER 31		2004	2003

FINANCIAL INSTRUMENT	HEDGE	FAIR VALUE	FAIR VALUE

Forward exchange contracts	Future firm net operating cash flows
– third parties		(1)	(4)
– related parties		(52)	(26)
Cross currency interest swap (third parties)	To swap floating rate US$ third party borrowings to fixed rate KRW	(8)	2

Derivatives – Interest Rate

The Group sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates.

OUTSTANDING AT DECEMBER 31	2004	2003

	FAIR	FAIR
	VALUE	VALUE

Financial Instrument
Rate swap – floating to fixed (third parties)
– KRW floating to KRW fixed	(1)	–

Derivatives – Aluminum

Depending on supply and market conditions, as well as for logistical reasons, the Group may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. In addition, the Group may hedge certain commitments arising from pricing arrangements with some of its customers and the effects of price fluctuations on inventories.

OUTSTANDING AT DECEMBER 31	2004	2003

Financial Instrument
Forward contracts (related parties)
Maturing principally in years	2005 to 2006	2004 to 2005
Fair Value	97	86
Call options purchased (related parties)
Maturing principally in years	2005	–
Fair value	26	–
Embedded derivatives
Maturing principally in years	2005	2005
Fair value	(10)	(49)

Derivatives – Natural Gas

As a hedge of future natural gas purchases, the Group has outstanding as at December 31:

	2004	2003

Financial Instrument
Swaps and options (third parties)
Maturing at various times through	2005	2004
Fair value	(1)	1

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

22. FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (cont’d)

Derivatives – Electricity

As a hedge of future electricity purchases, the Group has outstanding as at December 31:

	2004	2003

Financial Instrument
Fixed price contracts
Maturing at various times in years	2016	2016
Fair value	18	1

Counterparty risk

The Group may be exposed to losses in the future if the counterparties to the above contracts fail to perform. The principal counterparty is Alcan (refer to note 11 – Related Party Transactions). The Group is satisfied that the risk of such non-performance is remote, due to its monitoring of credit exposures.

Financial Instruments – Fair Value

On December 31, 2004, the fair value of the Group’s long-term debt due to related parties and third parties totaling $2,737 (2003: $1,659) approximates its book value.

The fair values of all other financial assets and liabilities are approximately equal to their carrying values.

23. SUPPLEMENTARY INFORMATION

	2004	2003	2002

Statement of income
Interest on long-term debt	45	27	26
Capitalized interest	(1)	(1)	–

Statement of cash flows
Interest paid	76	41	42
Income taxes paid	70	19	34

	2004	2003

Balance sheet
Payables and accrued liabilities include the following:
Trade payables	899	708
Other accrued liabilities	279	286
Income and other taxes	8	28
Accrued employment costs	74	66
At December 31, 2004, the weighted average interest rate on short-term borrowings was 2.5% (2003: 1.8%; 2002: 3.3%).

24. POST-RETIREMENT BENEFITS

Most of the Group’s pension obligation relates to funded defined benefit pension plans it has established in the United States and the United Kingdom, unfunded pension benefits in Germany, and lump sum indemnities payable upon retirement to employees of businesses in France, Korea and Malaysia. Pension benefits are generally based on the employee’s service and either on a flat dollar rate or on the highest average eligible compensation before retirement. In addition, some of the entities of the Group participate in defined benefit plans managed by Alcan in Canada, the U.S., the U.K. and Switzerland. The Group’s share of these plans’ assets and liabilities is not included in the combined balance sheets, as discussed in note 2 – Basis of Presentation.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

24. POST-RETIREMENT BENEFITS (cont’d)

Investments are generally limited to publicly traded stocks and high-rated debt securities, and include only small amounts in other categories. Target allocation for 2004 is as indicated below.

CATEGORY OF ASSET	TARGET ALLOCATION	ALLOCATION IN AGGREGATE AT DECEMBER 31

		2004	2003

Equity	40% to 65%	55%	46%
Debt securities	30% to 55%	39%	51%
Real estate		–	–
Other		6%	3%

	PENSION BENEFITS		OTHER BENEFITS
	2004	2003	2004	2003

Change in benefit obligation
Benefit obligation at January 1	256	115	79	69
Service cost	15	6	4	2
Interest cost	29	12	6	4
Members’ contributions	1	–	–	–
Benefits paid	(23)	(11)	(8)	(6)
Amendments	–	1	–	–
Acquisitions/reorganization	251	88	22	–
Curtailments/divestitures	(43)	–	–	–
Actuarial (gains) losses	32	28	12	10
Currency losses	32	17	–	–

Benefit obligation measured at December 31	550	256	115	79

Benefit obligation of funded pension plans	398	124	N/A	N/A
Benefit obligation of unfunded pension plans	152	132	N/A	N/A

Benefit obligation measured at December 31	550	256	115	79

Change in market value of plan assets
Assets at January 1	114	25	–	–
Actual return on assets	17	24	–	–
Members’ contributions	1	–	–	–
Benefits paid from funded plans	(14)	(7)	–	–
Company contributions	23	4	–	–
Acquisitions/reorganization	177	68	–	–
Curtailments/divestitures	(39)	–	–	–
Currency gains	11	–	–	–

Assets at December 31	290	114	–	–

Assets less than benefit obligation of funded pension plans	(108)	(10)	N/A	N/A
Benefit obligation of unfunded pension plans	(152)	(132)	N/A	N/A

Assets less than benefit obligation	(260)	(142)	(115)	(79)
Unamortized
– actuarial (gains) / losses	84	(8)	26	10
– prior service cost	15	16	(1)	(1)
Minimum pension liability	(54)	(12)	–	–
Intangible assets	9	4	–	–

Net liability in balance sheet	(206)	(142)	(90)	(70)

Net liability in balance sheet for funded pension plans	(89)	(26)	N/A	N/A
Net liability in balance sheet for unfunded pension plans	(117)	(116)	N/A	N/A

Net liability in balance sheet	(206)	(142)	(90)	(70)

Deferred charges and other assets	8	2	–	–
Intangible assets	9	4	–	–
Payables and accrued liabilities	(29)	(7)	–	–
Deferred credits and other liabilities	(194)	(141)	(90)	(70)

Net liability in balance sheet	(206)	(142)	(90)	(70)

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

24. POST-RETIREMENT BENEFITS (cont’d)

For the first time in 2004, in accordance with the provisions of FIN 46(R), the net liability in the balance sheet includes 100% of the pension and post-retirement benefits of Logan (as discussed in note 4 – Accounting Changes). Consequently, a benefit obligation of $88 and market value of plan assets of $50 for pension benefits and a benefit obligation of $22 for other post-retirement benefits are included in the “acquisitions/reorganization” lines above. The net liability in the balance sheet for Logan is $31 for pension benefits and $21 for other post-retirement benefits as at December 31, 2004.

A benefit obligation of $181 and market value of plan assets of $126 for Bridgnorth (U.K.) are included in the “acquisitions/reorganization” lines in pension benefits above. The net liability in the balance sheet for Bridgnorth is $54 for pension benefits as at December 31, 2004.

For certain plans, the projected benefit obligation (PBO) exceeds the market value of the assets. For these plans, including unfunded pensions and lump sum indemnities, the PBO is $523 (2003: $222), the accumulated benefit obligation (ABO) is $461 (2003: $203), while the market value of the assets is $260 (2003: $77).

The total ABO is $488 (2003: $237). For certain plans, the ABO exceeds the market value of the assets. For these plans, including unfunded pensions and lump sum indemnities, the PBO is $515 (2003: $222), the ABO is $453 (2003: $203), while the market value of the assets is $252 (2003: $77).

The Group’s pension funding policy is to contribute the amount required to provide for contractual benefits attributed to service to date, and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less. The Group expects to contribute $10 in aggregate to its funded pension plans in 2005, and to pay $7 of unfunded pension benefits and lump sum indemnities from operating cash flows.

Alcan provides unfunded health care and life insurance benefits to retired employees in Canada and the United States, which include retired employees of some of the Group’s businesses. The Group’s share of these plans’ liabilities and costs are included in the combined financial statements. The Group expects to pay benefits of $8 in 2005 from operating cash flows.

Expected benefit payments for the next 10 years are $21 in 2005, $22 in 2006, $23 in 2007, $24 in 2008, $26 in 2009 and $148 from 2010 to 2014 for pensions, and $8 in 2005, $9 in 2006, $9 in 2007, $9 in 2008, $10 in 2009 and $58 from 2010 to 2014 for other benefits.

	PENSION BENEFITS			OTHER BENEFITS
	2004	2003	2002	2004	2003	2002

Components of net periodic benefit cost
Service cost	27	21	25	4	2	2
Interest cost	37	33	37	6	5	4
Expected return on assets	(28)	(28)	(40)	–	–	–
Amortization
– actuarial (gains) losses	4	3	(3)	1	–	–
– prior service cost	4	5	6	–	–	–
Curtailment/settlement losses	(19)	7	–	–	–	–

Net periodic benefit cost	25	41	25	11	7	6

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	5.4%	5.8%	5.6%	5.8%	6.2%	6.5%
Average compensation growth	3.6%	3.3%	3.0%	4.0%	3.7%	3.9%
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	5.8%	6.2%	5.6%	6.2%	6.5%	7.0%
Average compensation growth	3.3%	3.0%	3.0%	3.7%	3.9%	5.0%
Expected return on plan assets	8.3%	8.0%	5.0%	–	–	–

Included in net periodic benefit cost are contributions of subsidiaries and cost allocations of divisions that participate in Alcan plans, as described in note 2 – Basis of Presentation.

In estimating the expected return on assets of a pension plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical risk premium in each relevant country of equity or real estate over long-term bond yields. The approach is consistent with the principle that assets with higher risk provide a greater return over the long term.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

24. POST-RETIREMENT BENEFITS (cont’d)

The assumed health care cost trend used for measurement purposes is 10.0% for 2005, decreasing gradually to 4.5% in 2011 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

	OTHER BENEFITS
	1% INCREASE	1% DECREASE

Sensitivity Analysis
Effect on service and interest costs	1	(1)
Effect on benefit obligation	11	(10)

The Group participates in savings plans in Canada and the U.S. as well as defined contribution pension plans in certain countries. The cost of the Group’s contributions was $8 in 2004 (2003: $7; 2002: $6).

25. INFORMATION BY GEOGRAPHIC AREAS

	LOCATION	2004	2003	2002

Sales and operating revenues – third	Canada	182	212	145
and related parties (by origin)	United States	2,795	2,174	2,373
	Brazil	515	408	373
	United Kingdom	382	302	357
	Germany	1,865	1,705	1,409
	Other Europe	822	503	451
	Asia and Other Pacific	1,194	917	785

	Total	7,755	6,221	5,893

	LOCATION	2004	2003

Property, plant and equipment,	Canada	112	116
Intangible assets and Goodwill at	United States	438	454
December 31 (*)	Brazil	544	568
	United Kingdom	167	162
	Germany	275	267
	Other Europe	481	317
	Asia and Other Pacific	622	630

	Total	2,639	2,514

(*) The allocation of the purchase price for Pechiney by geographic area was completed in 2004.

26. INFORMATION BY OPERATING SEGMENTS

The following presents selected information by operating segment, viewed on a stand-alone basis. The operating management structure is comprised of four operating segments. The four operating segments are Novelis North America, Novelis Europe, Novelis Asia and Novelis South America. Alcan’s measure of the profitability of its operating segments is referred to as business group profit (BGP). BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring costs (relating to major corporate-wide acquisitions or initiatives), impairment and other special charges, and pension actuarial gains, losses and other adjustments, that are not under the control of the business groups or are not considered in the measurement of their profitability. These items generally have been managed by Alcan’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. The change in fair market value of derivatives is removed from individual BGP and is shown on a separate line. The Group believes that this presentation provides a more accurate portrayal of underlying business group results and is in line with the Group’s portfolio approach to risk management.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

26. INFORMATION BY OPERATING SEGMENTS (cont’d)

Transactions between operating segments are conducted on an arm’s-length basis and reflect market prices.

The accounting principles used to prepare the information by operating segment are the same as those used to prepare the combined financial statements of the Group, except for the following two items:

(1)	The operating segments include the Group’s proportionate share of joint ventures (including joint ventures accounted for using the equity method) as they are managed within each operating segment, with the adjustments for equity-accounted joint ventures shown on a separate line in the reconciliation to net income; and

(2)	Pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersegment and other.

The operating segments are described below.

Novelis North America
Headquartered in Cleveland, U.S.A., this group encompasses aluminum sheet and light gauge products, operating 12 plants, including two recycling facilities, in two countries.

Novelis Europe
Headquartered in Zurich, Switzerland, this group comprises aluminum sheet, including automotive, can and lithographic sheet as well as foil stock, operating 17 plants in seven countries including two recycling facilities. The Group ceased operations in Falkirk, Scotland, in December 2004.

Novelis Asia
Headquartered in Seoul, South Korea, this group encompasses aluminum sheet and light gauge products, operating three plants in two countries.

Novelis South America
Headquartered in Sao Paulo, Brazil, this group comprises bauxite mining, alumina refining, smelting operations, power generation, carbon products, aluminum sheet and light gauge products, operating five plants in Brazil. The Brazilian bauxite, alumina and smelting assets are included in the Group because they are integrated with the Brazilian rolling operations.

Intersegment and other
This classification includes the deferral or realization of profits on intersegment sales of aluminum and alumina, corporate office costs as well as other non-operating items.

Risk Concentration

All four operating segments traded with Rexam Plc (Rexam) during 2004 and 2003 and all except for Novelis Asia traded with Rexam in 2002. Revenues from Rexam of $861 amounted to approximately 11% of total revenues for the year ended December 31, 2004 (2003: $628 and 10%; 2002: $666 and 11%).

SALES AND OPERATING REVENUES	INTERSEGMENT			THIRD AND RELATED PARTIES
	2004	2003	2002	2004	2003	2002

Novelis North America	8	40	9	2,964	2,385	2,517
Novelis Europe	30	23	40	3,081	2,510	2,218
Novelis Asia	9	13	11	1,194	918	785
Novelis South America	57	23	13	525	414	379
Adjustments for equity-accounted joint ventures	–	–	–	(9)	(7)	(7)
Other	(104)	(99)	(73)	–	1	1

	–	–	–	7,755	6,221	5,893

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

26. INFORMATION BY OPERATING SEGMENTS (cont’d)

BUSINESS GROUP PROFIT	2004	2003	2002

Novelis North America	237	206	277
Novelis Europe	188	173	130
Novelis Asia	79	68	35
Novelis South America	143	112	90
Adjustments for equity-accounted joint ventures	(50)	(45)	(42)
Adjustments for mark-to-market of derivatives	77	20	9
Depreciation and amortization	(246)	(222)	(211)
Intersegment, corporate offices and other	(129)	(68)	(110)
Equity income	6	6	8
Interest	(74)	(40)	(42)
Income taxes	(166)	(50)	(77)
Minority interests	(10)	(3)	8
Cumulative effect of accounting change	–	–	(84)

Net Income (Loss)	55	157	(9)

TOTAL ASSETS AT DECEMBER 31	2004	2003

Novelis North America	1,301	1,131
Novelis Europe	2,504	2,167
Novelis Asia	954	837
Novelis South America	773	733
Adjustments for equity-accounted joint ventures	(60)	(135)
Other	482	1,583

	5,954	6,316

				CASH PAID FOR CAPITAL
				EXPENDITURES AND BUSINESS
	DEPRECIATION AND AMORTIZATION			ACQUISITIONS
	2004	2003	2002	2004	2003		2002

Novelis North America	69	68	67	41	38		32
Novelis Europe	115	87	75	84	97		81
Novelis Asia	46	45	42	31	36	*	32
Novelis South America	47	49	49	23	41		46
Adjustments for equity-accounted joint ventures	(37)	(32)	(26)	(16)	(14)		(14)
Other	6	5	4	2	2		2

	246	222	211	165	200		179

* Includes $11 of cash paid for business acquisitions.

27. SUBSEQUENT EVENTS

Financing

In connection with the reorganization transactions described in note 1 – Nature of Operations, the Group entered into senior secured credit facilities providing for aggregate borrowings of up to $1.8 billion. These facilities consist of a $1.3 billion seven-year senior secured Term Loan B facility, bearing interest at LIBOR plus 1.75%, all of which was borrowed on January 10, 2005, and a $500 five-year multi-currency revolving credit facility. The Term Loan B facility consists of an $825 Term Loan B in the U.S. and a $475 Term Loan B in Canada. The proceeds of the Term Loan B facility were used in connection with the reorganization transactions, the Group’s separation from Alcan and to pay related fees and expenses.

On January 31, 2005, Novelis announced that it had agreed to sell $1.4 billion aggregate principal amount of senior unsecured debt securities (Senior Notes). The Senior Notes, which were priced at par, bear interest at 7.25% and will mature on February 15, 2015. The net proceeds of the placement, received on February 3, 2005, were used to repay the Alcan Notes (refer to note 18 – Debt Not Maturing within One Year).

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

27. SUBSEQUENT EVENTS (cont’d)

Stock Option Plans

Executive Share Option Plan
On January 6, 2005, all of the options granted under the Alcan Executive Share Option Plan held by the Group’s employees who were Alcan employees immediately prior to the spin-off were replaced with options to purchase Novelis’ common shares. The new Novelis options cover 2,701,028 common shares at a weighted average exercise price per share of $21.60. All converted options that were vested on the separation date continued to be vested. Any that were unvested will vest in four equal installments on the anniversary of the separation date on each of the next four years.

Stock Price Appreciation Units
On January 6, 2005, all of the Alcan stock price appreciation units (SPAUs) held by the Group’s employees who were Alcan employees immediately prior to the spin-off were replaced with Novelis’ SPAUs, consisting of 418,777 SPAUs at a weighted average exercise price per SPAU of $22.04.

Total Shareholder Return Performance Plan
As at January 6, 2005, the Group’s employees who were Alcan employees immediately prior to the spin-off and who were eligible to participate in the Alcan Total Shareholder Return Performance Plan (TSR Plan) ceased to actively participate in, and accrue benefits under, the TSR Plan. The current three-year performance periods, namely 2002 to 2005 and 2003 to 2006, were truncated as of the date of the separation. The accrued award amounts for each participant in the TSR Plan were converted into restricted share units in Novelis, which will vest at the end of each performance period, 2005 or 2006, as applicable. At the end of each performance period, each holder of restricted share units will receive the net proceeds based on Novelis’ common share price at that time, including declared dividends.

Shareholder Rights Plan
The Group’s initial board of directors approved in 2004 a plan whereby each of Novelis’ common shares carries one right to purchase additional common shares. The rights expire in 2014, subject to re-confirmation at the annual meetings of shareholders in 2008 and 2011. The rights under the plan are not currently exercisable. The rights may become exercisable upon the acquisition by a person or group of affiliated or associated persons (Acquiring Person) of beneficial ownership of 20% or more of Novelis’ outstanding voting shares or upon the commencement of a takeover bid. Holders of rights, with the exception of an Acquiring Person or bidding party, in such circumstances will be entitled to purchase from Novelis, upon payment of the exercise price (currently $200.00), such number of common shares as can be purchased for twice the exercise price, based on the market value of Novelis’ common shares at the time the rights become exercisable.

The plan has a permitted bid feature which allows a takeover bid to proceed without the rights becoming exercisable, provided that the bid meets specified minimum standards of fairness and disclosure, even if the Group’s board of directors does not support the bid. The rights may be redeemed by the Group’s board of directors prior to the expiration or re-authorization of the rights agreement, with the prior consent of the holders of rights or common shares, for $0.01 per right. In addition, under specified conditions, the Group’s board of directors may waive the application of the rights.

Pension Benefits

In 2005, the following transactions transpired related to existing Alcan pension plans covering Novelis employees:

a)	In the U.S., for Novelis employees previously participating in the Alcancorp Pension Plan and the Alcan Supplemental Executive Retirement Plan, Alcan agreed to recognize up to one year of additional service in its plan as long as such employee worked for Novelis and Novelis paid to Alcan the normal cost (in the case of the Alcancorp Pension Plan) and the current service cost (in the case of the Alcan Supplemental Executive Retirement Plan).

b)	In the U.K., the sponsorship of the Alusuisse Holdings U.K. Ltd Pension Plan was transferred from Alcan to Novelis. No new plan was established.

The Novelis Group

NOTES TO COMBINED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)

27. SUBSEQUENT EVENTS (cont’d)

The following plans were newly established in 2005 to replace the Alcan pension plans that previously covered Novelis employees (other Alcan pension plans covering Novelis employees were assumed by Novelis):

     Canada Pension Plan – The Canada Plan provides for pensions calculated on service (no cap) and eligible earnings which consist of the average annual salary and the short term incentive award up to its target during the 36 consecutive months when they were the greatest. The normal form of payment of pensions is a lifetime annuity with either a guaranteed minimum of 60 monthly payments or a 50% lifetime pension to the surviving spouse.

     Pension Plan for Officers – The Pension Plan for Officers (PPO) provides for pensions calculated on service up to 20 years as an officer of Novelis or of Alcan, and eligible earnings which consist of the excess of the average annual salary and target short term incentive award during the 60 consecutive months when they were the greatest over eligible earnings in the U.S. Plan or the U.K. Plan, as applicable. The normal form of payment of pensions is a lifetime annuity. Pensions will not be subject to any deduction for social security or other offset amounts.

The Novelis Group

QUARTERLY FINANCIAL DATA
 (in millions of US$, except per share data)
(unaudited)

2004	FIRST	SECOND	THIRD	FOURTH	YEAR

Sales and operating revenues	1,810	1,929	2,000	2,016	7,755
Cost of sales and operating expenses	1,585	1,690	1,757	1,824	6,856
Depreciation and amortization	61	57	60	68	246
Income taxes	43	23	45	55	166
Other items:
SFAS No. 133 impact	(41)	26	(22)	(32)	(69)
Other	93	88	126	194	501

Net income (Loss)	69	45	34	(93)	55

Earnings (loss) per share:
Basic	0.93	0.61	0.47	(1.26)	0.74
Diluted	0.92	0.61	0.46	(1.26)	0.74

2003	FIRST	SECOND	THIRD	FOURTH	YEAR

Sales and operating revenues	1,519	1,634	1,532	1,536	6,221
Cost of sales and operating expenses	1,339	1,433	1,348	1,362	5,482
Depreciation and amortization	54	56	56	56	222
Income taxes	28	16	28	(22)	50
Other items:
SFAS No. 133 impact	9	(10)	(16)	(3)	(20)
Other	84	69	88	89	330

Net income	5	70	28	54	157

Earnings per share:
Basic	0.07	0.94	0.38	0.73	2.12
Diluted	0.07	0.93	0.38	0.72	2.11

The Novelis Group

SELECTED FINANCIAL DATA
 (in millions of US$, except per share data)

					Unaudited
	2004	2003	2002	2001	2000

Sales and operating revenues	7,755	6,221	5,893	5,777	5,668
Net income (Loss)	55	157	(9)	(137)	82
Total assets	5,954	6,316	4,558	4,390	4,943
Long-term debt (including current portion)	2,737	1,659	623	514	584
Other debt	541	964	366	445	498
Cash and time deposits	31	27	31	17	35
Invested equity	555	1,974	2,181	2,234	2,562
Earnings per share:
Basic
Income (Loss) before cumulative effect of accounting change	0.74	2.12	1.01	(1.85)	1.11
Cumulative effect of accounting change	–	–	(1.13)	–	–

Net income (Loss) per share – basic	0.74	2.12	(0.12)	(1.85)	1.11

Diluted
Income (Loss) before cumulative effect of accounting change	0.74	2.11	1.00	(1.85)	1.10
Cumulative effect of accounting change	–	–	(1.13)	–	–

Net income (Loss) per share – diluted	0.74	2.11	(0.13)	(1.85)	1.10